March 18, 2025

Russell Ford
Chief Executive Officer
StandardAero, Inc.
6710 North Scottsdale Road, Suite 250
Scottsdale, AZ 85253

       Re: StandardAero, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 14, 2025
           CIK No. 0002025410
Dear Russell Ford:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing